Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

Via Edgar

June 16, 2025

Benjamin Holt and Isabel Rivera
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	McKinley Acquisition Corporation Draft Registration Statement on Form S-1 Submitted May 9, 2025 CIK No. 0002067592

Dear Mr. Holt and Ms. Rivera:

On behalf of our client, McKinley Acquisition Corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated June 5, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”. Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form S-1 submitted May 9, 2025
Cover Page

1.	Where you provide a cross-reference to the locations of related disclosures regarding conflicts of interest, please expand to include a cross-reference to related disclosures in the summary. See Item 1602(a)(5) of Regulation S-K.

RESPONSE: The Company has expanded the disclosure on the cover page to include cross references regarding conflicts of interest to the related disclosures in the summary section of Amendment No.1

June 16, 2025

2.	As applicable, please revise to reconcile inconsistent disclosures regarding the terms of the underwriting agreement. More specifically, your disclosure here and on page 181 states that the current portion of the underwriting discounts and commissions will depend on the amount of the sponsor’s purchase price of the private placement units sourced by the underwriters. However, your disclosure in the notes to the financial statements on page F-15 includes no such condition to the underwriter’s entitlement to the current portion of the underwriting discount.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-15 accordingly.

Summary
Our Company, page 2

3.	We note statements here and elsewhere that your sponsor group comprises your management team, board of directors, and strategic advisors. Please identify these strategic advisors, their role, and whether they will receive any compensation for their services in this offering or in connection with the initial business combination.

RESPONSE: The Company has revised the disclosure in Amendment No. 1 to remove all references to any Company strategic advisors.

Prior SPAC Experience, page 8

4.	Please revise to more fully discuss the prior SPAC experience of your sponsor, its affiliates, and any promoters, as applicable. For example, we note that Mr. Dooley appears to be the CEO of Everest Consolidator Acquisition Corporation, which pursued a business combination with Unifund Financial Technologies, Inc. We also note that Mr. Rosenzweig was the CFO of Home Plate Acquisition Corporation, which appears to have liquidated. See Item 1603(a)(3) of Regulation S-K.

RESPONSE: The Company has expanded the disclosure on page 8 of Amendment No. 1 to more fully discuss the prior SPAC experience of its sponsor, its affiliates, and any promoters.

Initial Business Combination, page 10

5.	Please revise to reconcile your statements on page 13 and elsewhere that you do not believe the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination, including because you will have priority over any other SPACs they subsequently join, with your statement on page 73 that your sponsor, officers and directors have complete discretion as to which blank check company they choose to pursue a business combination and the order in which they pursue business combinations for any of their existing or future blank check companies.

RESPONSE: The Company has revised and reconciled the disclosure on pages 13 and 73 of Amendment No. 1.

June 16, 2025

Additional Financing, page 13

6.	Please expand to briefly describe how the terms of additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

RESPONSE: The Company has expanded the disclosure on page 13 of Amendment No. 1 to describe how the terms of additional financings may impact unaffiliated security holders.

Sponsor Information, page 13

7.	Please revise your tabular disclosure on page 14 to include the anti-dilution rights of the founder shares and the $10,000 monthly fee you will pay to your sponsor for technology, software, computer systems, administrative support, secretarial services and infrastructure. Outside of the table, revise to more fully describe the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests, including as a result of the anti-dilution rights and any share capitalization or share repurchase or redemption if you increase or decrease the size of the offering. See Item 1602(b)(6) of Regulation S-K.

RESPONSE: The Company has revised the tabular disclosure on page 14 to include the anti-dilution rights of the founder shares and the $10,000 monthly fee for administrative services. In addition, outside of the table, the Company has revised the disclosure to more fully describe the extent to which this compensation and securities issuance may result in a material dilution of the purchasers’ equity interests.

8.	Please revise your tabular disclosure on pages 15-16 and 110-111 to identify your directors and officers subject to the transfer restrictions. See Item 1603(a)(9) of Regulation S-K.

RESPONSE: The Company has revised the tabular disclosure in Amendment No.1 to identify the directors and officers subject to the transfer restrictions.

Founder shares conversion and anti-dilution rights, page 21

9.	Regarding the anti-dilution rights of founder shares as discussed here and elsewhere, with respect to clause (iii) describing the subtraction of shares redeemed in connection with the business combination, please clarify whether redemptions made in connection with a charter amendment will also be subtracted in the calculation of the adjustment.

RESPONSE: The Company has clarified on pages 23, 59, 95 and 158 of Amendment No. 1 that redemptions made in connection with a charter amendment will also be subtracted in the calculation of the anti-dilution adjustment.

June 16, 2025

Payments to insiders, page 36

10.	Please expand to disclose the $10,000 monthly fee you will pay to your sponsor for technology, software, computer systems, administrative support, secretarial services and infrastructure, as you state elsewhere.

RESPONSE: The Company has expanded the disclosure on page 37 of Amendment No. 1 to disclose the $10,000 monthly fee payable to our sponsor.

Conflicts of Interest, page 37

11.	Please revise to also disclose conflicts of interest relating to fees, reimbursements or cash payments to your sponsor, officers or directors, or your advisors or their affiliates, for services rendered to you prior to or in connection with the completion of your initial business combination, as referenced on page 36. In addition, where you discuss the differing interests your executive officers and directors may have in connection with the business combination, please revise to disclose the nominal price paid for the founder shares. See Item 1602(b)(7) of Regulation S-K.

RESPONSE: The Company has revised the disclosure on page 40 of Amendment No.1 to disclose conflicts of interest relating to payments that could be made to its sponsor, officers or directors, or their affiliates, for services rendered prior to or in connection with the completion of an initial business combination. Also, the Company has disclosed the nominal price paid for the founder shares on the cover page, and pages 15, 38, 77 and 111 of Amendment No. 1.

Risks
Summary of Risk Factors, page 41

12.	Please expand the fifth bullet point on page 41 to highlight that you may not need any public shares in addition to the founder shares to approve an initial business combination.

RESPONSE: The Company has expanded the fifth bullet point on page 42 of Amendment No. 1 to highlight that it may not need any public shares in addition to the founder shares to approve an initial business combination.

Risk Factors
We may issue our shares to investors in connection with . . ., page 59

13.	Please expand to disclose the impact to you and investors of PIPE issuances, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO.

RESPONSE: The Company has revised and expanded the disclosure on page 60 of Amendment No. 1 to disclose the impact to it and investors of PIPE issuances including costs that would not be anticipated in a traditional IPO.

June 16, 2025

Risks Relating to our Management Team, page 72

14.	We note your disclosure on page 16 that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor transferring ownership of securities of the SPAC. For example, if true, highlight that the sponsor may remove itself as your sponsor before identifying a business combination. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

RESPONSE: The Company has added responsive risk factor disclosure on page 76 of Amendment No. 1.

Management
Independent Directors, page 138

15.	For each person nominated or chosen to become a director, please revise to briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S- K.

RESPONSE: The Company has expanded the disclosure on page 139 and elsewhere in Amendment No. 1 to discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director of the Company.

Financial Statements
Statement of Cash Flows, page F-6

16.	Please tell us why you have reflected both the issuance of Class B ordinary shares as well as promissory note - related party as cash flows from financing activities, as well as supplemental disclosure of non-cash investing and financing activities. Provide to us the accounting literature relied upon and revise or advise as necessary.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the Statement of Cash Flows to remove the supplemental disclosure of non-cash investing and financing activities for both the issuance of Class B ordinary shares, as well as promissory note - related party accordingly, in accordance with ASC 230-10-10-1.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner